INVEST IN **THE YOGI TRADEMARK™ MOVIE**

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The 1st feature comedy exploring the exploding yoga movement



potluckproductions.net San Francisco CA

Entertainment | Social Impact | Media | Film | Sex

OVERVIEW UPDATES WHAT PEOPLE SAY 13 ASK A QUESTION

Highlights

1. Our test short film won Best Comedic Short at the Maui Film Festival and was runner-up at the USA Film Festival.
2. Yoga and Wellness is capturing the zeitgeist of our times. Mindfulness: goop lab. Meditation apps: Headspace. Trending docs: AWAKE: The Life of Yogananda.
3. The script was developed at the esteemed SFFILM, home of the San Francisco International Film Festival.
4. The Yogi™ team has generated over $1M in revenue from our films to-date.
5. Current clients include, Mother Jones, Levi's, She the People, Netroots Nation, and DailyKos.

Our Team



Laura Wagner Producer

An award-winning producer whose films have premiered at Sundance, Tribeca, SXSW, and Rotterdam- Laura is an alumna of the Sundance Creative Producing Fellowship. Her films have been nominated for Gotham and Independent Spirit awards.

Have you ever wanted to go to an intensive eight-week competitive yoga training? Neither did Jo, but her journey will make you laugh to your belly hurts and your mind opens.



Dan Damman Director and Co-Writer

Started a career perfecting his comedy at The Second City in Chicago. Professional editor for 20 years and a director for 10.



Chris K Thomas Producer and Co-Writer

Worked at the Global Climate Change Lab at MIT in 1994, realized we need a change of consciousness, and became a filmmaker.

SEE MORE

Proof of Concept: "Awarewolf"

To see if our comedic style would resonate with a broad audience, we filmed a short version of *The Yogi Trademark™* for under $20,000 over four days. Fortunately for us, *Awarewolf* (2017) was a resounding success– screening at major film festivals across the country.

Knowing our New Age satire would be a comic hit among the mindfulness-focused audience, Maui Film Festival screened *Awarewolf* ahead of the Academy Award nominated film, *Going Home* (2017) a Netflix documentary on the life of spiritual teacher Baba Ram Dass.

The audience responded positively *Awarewolf,* awarding it Best Comedy Short Film at the festival. At that point, we realized that a feature-length commercial adaptation would perform strongly.


Awarewolf (2017) Festival Trailer
WINNER
BEST COMEDY SHORT FILM
Maui Film Festival
2017
FINALIST
USA FILM Festival
OFFICIAL SELECTION
MILL VALLEY FILM FESTIVAL
2017
NAPA VALLEY FILM FESTIVAL
01:07

Our Audience

The yoga movie market is huge and virtually untapped.

There are 53 million yoga enthusiasts in the U.S.

The Yogi Trademark™ will offer a first of its kind feature-length narrative catered to the enjoyment of a yoga-forward audience, and moviegoers familiar with the trends of wellness culture.

Comedic tone of *The Yogi Trademark™* will be somewhere between *Little Miss Sunshine* (2006) and *Miss Congeniality* (2000), with relatable characters making ridiculous choices in plausible situations. With skillful performances by our acting talent, beautiful cinematography, and a heartfelt story, we'll produce a final product on the level of breakout hits, such as: *Eighth Grade* (2018), *Ingrid Goes West* (2017), *or The Kids are Alright* (2010).

- *Enlighten Up*! (2009), a low budget, light-hearted, documentary performed better than expected at the box office.
- *Kumaré: The True Story of a False Prophet*(2012), a cross between a documentary and narrative feature, won Audience Award for Best Doc at SXSW.
- *Bikram: Yogi, Guru, Predator* (2019), a Netflix documentary, which tells the story of the downfall of narcissistic hot yoga founder, Bikram Choudhury's, was a viral hit.

Yoga Is a Big and Growing Market

- 4th fastest growing industry in the US - Behind 3D printer manufacturing, hot sauce production, and generic pharmaceutical manufacturing
- $17 billion Americans spend on yoga products. Up 87% from 2010.
- 37 million Americans practice yoga.
- 67 million Americans have reported trying yoga at least once.
- 34% Americans report being "somewhat likely" to "very likely" to try yoga within the next year.
- Growth forecasted to continue sharply well into 2025-2030

Cast

We are in talks with **Connie Britton** to play the role of a hippie, lovable, smothering mother. She saw our short at the Maui Film Festival, poked Chris in the chest and said, "I want to be in your feature." Connie has a cult like following as our favorite character, Tami Taylor, in *Friday Night Lights* - and was the lead in the hit series, *Nashville*. Connie has starred in recent films such as, *Me Earl And The Dying Girl, The Mustang* and most recently, *Good Joe Bell* opposite Mark Wahlberg.



We're excited to already have **Arash Marandi** attached as Tashu, the sexy, spiritual, and untouchable yoga teacher. We met him at a Sundance Festival party and got along so well that he flew in from Berlin to act in *Awarewolf* the following year. Arash said Dan's directing style was "so personal and supportive that it re-inspired my love for the study of acting." He is amazing in the Sundance film *A Girl Walks Home Alone at Night* and the more recent *Under The Shadow*.



The Yogi™ Synopsis

Josephine "Jo" Faust, a single mom of a precocious five year old, manipulates her way into pursuing her dream - writing for Vanity Magazine. Out of shape, and with a hatred of anything that smells like "self-help", Jo plugs her nose and enrolls in an 8-week, "woo-woo" hot yoga teacher training led by the charismatic superstar-guru Papa to blog about her experience. Rather than share her journey as a fish exploring new depths, Jo blogs to plot for the narcissistic Papa's demise, exposing his nefarious scheme for wealth and fame - getting his trademarked yoga accepted as the newest Olympic sport. However, freedom from her family, a sexy, untouchable authentic yoga teacher, and Papa's unconventional methods turn Jo into a yoga super-guru herself. As WuWu Lemon's new yogAthelete, she qualifies for the Nationals and the potential millions that come with it.

A Taste of our Humor and Films

As **Potluck Productions**, Dan and Chris have been producing branded content, documentaries, and comedy sketches since 2004 for clients like Mother Jones, Senator Barbara Boxer, She the People, Democracy for America, DailyKos and Netroots Nation. Other clients include Levi Strauss & Co., the Red Tab Foundation, Tides Foundation, MoveOn.org, Dockers, and many more.



The Yogi: A Mockumentary Short



Your Profit

Where's My Money Lebowski?

The project is keeping costs down by using SAG's Ultra-Low program (maximum budget $300,000), no and low cost shoot locations, and a retreat-model to support the many yogi extras (more details below). In addition, as this is our first feature length film, we understand that our biggest asset at the end of this project is not money, but a great movie. Therefore, you make your investment back plus a 20% profit before the filmmakers even think about making their money back.

Our primary viewer-market is Americans (and select foreign viewers) with a strong interest in yoga and mindfulness, many of whom identify with female-focussed narratives. There are 37 million yoga practitioners in the US alone who've yet to see a good movie representing their passion. Let alone one with a comedic twist and reputable actors. If we get just .00091% of these yogis to watch *The Yogi Trademark™*, you will make your money back PLUS a 20% profit. If we can snag 5% of yogis, we'll split over $4 million in profit. These projections cannot be guaranteed.

	5% of US Yogis	.01% of US Yogis	.00091% of US Yogis
Units Sold	1,850,000	370,000	33,680
$10 per download (purchase only)	$18,500,000	$3,700,000	$336,800
Less 50% take by Apple, Amazon, Hulu, etc.	$9,250,000	$1,850,000	$168,400
Less marketing (P&A)	$40,000	$40,000	$40,000
Total Adjusted Gross Receipts	$9,210,000	$1,810,000	$128,400
1st Position Equity + 20% (WeFunder Investors)	$128,400	$128,400	$128,400
2nd Position Equity (Production Team)	$143,000	$143,000	$0
Return on Investment	120%	120%	120%
Net	$8,938,600	$1,538,600	0%
50/50 Split of Net	$4,469,300	$769,300	0%

Potential Sales Examples

These figures are forward-looking estimations which cannot be guaranteed.

How So Cheap?

$300,000 may seem like a lot of money, but the overwhelming majority of films you see cost way more than this. You can find many film budget's on wikipedia. Try it. Think of a film that you think was cheap to make, the budget will likely be over $2 million. So how can we do ours so cheap?

No Cost Locations

75% of the film will likley be shot at a privately owned church estate that is going through a long development process. While it's idle, our friends are letting us shoot, free of charge, at their ideal location. Namaste!







The Screenplay and Directors Are Free

All the money you invest in the film is going up on the screen. Our production company, Potluck Productions, has spent years on bread and butter projects while doing comprehensive pre-production on this film. We're donating our script, directing, and producing services to you, the Yogi Movie LLC.

No-Cost Extras: *The Yogi™ Retreat for Yogi Extras*

To reduce costs and inspire collaborative creative work, we will simultaneously co-host a five day yoga retreat as part of our 18 day shoot. The retreat will be run and operated by a third party - supplying us with talented yogis to serve as extras at no cost to the production. In return for being extras, the students will receive this all-inclusive yoga retreat experience and share ownership of the film with the production team (not from the investors share). These yogis will also serve as valuable film promoters for self-distribution.

Who We Are

Laura Wagner is the recipient of the Sundance Institute's Creative Producing Fellowship, the San Francisco Film Society's Kenneth Rainin Foundation Fellowship, and the IFP/Cannes Marche Du Film Producer's Network Fellowship. She is also a Film Independent Fellow and alumna of the Trans Atlantic Partners program. She was nominated for the Cassavetes Film Independent Spirit Award for producing the critically acclaimed feature film IT FELT LIKE LOVE, which premiered at the 2013 Sundance Film Festival and was nominated for a Gotham Award and two Film Independent Spirit Awards.

While Dan thinks he's always been funny, he started his comedic career as a weekend player with a group formed at The Second City, the world's premier comedy club, in Chicago. He also served as Head of Production for Sports ID, where he oversaw all aspects of production, writing, and editing for over 1,300 instructional sports videos, directing athletes like Bill Walton, Gabrielle Reece, and John Elway.

Chris studied Technology and Policy at MIT, after which he spent several years working on climate change, environmental protection, and poverty alleviation projects in the U.S. and internationally. Once Chris began to focus on provocative story-telling as a method for social change, he was hooked.

Dan and Chris met in San Francisco where they co-wrote a musical comedy together and then formed Potluck Productions to purse self-initiated creative projects and filmmaking, using humor as a hook. They made several funny political videos that went viral at the dawn of YouTube and set out to write and make this hilarious film. They learned filmmaking by aligning themselves with **SFFILM**– which as championed incredible films like, *Sorry to Bother You* (2018), *Beasts of the Southern Wild* (2012), and *Fruitvale Station* (2013). Dan and Chris eventually earned three SFFILM grants to develop The Yogi™, including a two- year artist residency.